

May 2, 2012

Via E-Mail

Frank T. Connor
Executive Vice President and Chief Financial Officer
Textron Inc.
40 Westminster Street
Providence, RI 02903

> **Re: Textron Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 23, 2012**
> **File No. 001-05480**

Dear Mr. Connor:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Notes to the Consolidated Financial Statements
Note 4. Accounts Receivable and Finance Receivables
Allowance for Losses, page 60

1. In the roll forward of the allowance for losses, it appears that the "net charge-offs" line is an aggregation of charge offs and recoveries. Please report charge offs and recoveries separately in this schedule pursuant to ASC 310-10-50-11B.c.3 and 4.

Finance Receivables Held for Sale, page 61

2. We note in the fourth quarter of fiscal 2011 you recorded a $186 million charge to the valuation allowance on the transfer of $458 million Golf Mortgage finance receivables to held for sale. We note that these receivables had a valuation allowance of $80 million prior to the transfer. Please explain to us the facts and circumstances associated with these

receivables upon transfer to held for sale that caused a decrease in the fair value and charge to the valuation allowance of $186 million. Additionally, tell us whether the charge of $186 million was based on a comparison of the fair value of the receivables to the gross recorded amount or net carrying amount of the receivables, and the basis for your treatment.

3. We note you transferred to held for sale $125 million of Timeshare finance receivables in fiscal 2011 and $219 million of Timeshare finance receivables in fiscal 2010. Please tell us whether these amounts represent the gross recorded amount of the receivables or their net carrying amount. Also, tell us what the fair value of the respective receivables was at the time of transfer and how the fair value was determined.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Doug Jones at 202-551-3309 if you have any questions. You may also contact me at 202-551-3380.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief